Exhibit 99.1



Novartis to Acquire 25 Percent Minority Stake in Alcon from Nestlé

HUENENBERG, Switzerland – April 7, 2008 – Nestlé S.A. and Novartis AG announced today that they have reached an agreement pursuant to which Nestlé will sell 74 million of its shares of Alcon, Inc. (NYSE:ACL) common stock to Novartis in a cash transaction at a price of $143.18 per share. Once consummated, Novartis would own a minority stake in Alcon of approximately 25 percent of Alcon's outstanding shares, while Nestlé would remain Alcon's majority shareholder with approximately 52 percent of Alcon's outstanding shares.

Nestlé and Novartis also announced that the agreement contains put and call option rights on the remaining Alcon shares owned by Nestlé, which commence on January 1, 2010 and expire on July 31, 2011. As outlined by the two parties, these rights grant (i) Novartis a call option to buy Nestlé's remaining Alcon shares at a fixed price of $181 per share and (ii) Nestlé a put option to sell its remaining Alcon shares to Novartis at the lower of Novartis's call price of $181 per share or at a 20.5 percent premium above the market price of Alcon shares, which will be calculated as the average price of Alcon shares during the week preceding the exercise date of the put option.

The agreement also provides for the expansion of the Alcon board of directors from eight to ten members, with one of the additional members designated by Nestlé and one designated by Novartis. The nominees for these additional board seats are James Singh, who is currently Nestlé's executive vice president and chief financial officer, and Daniel Vasella, M.D., who is chairman and chief executive officer of Novartis. Shareholders will vote on whether to expand the Alcon board and to elect these nominees at Alcon's upcoming Annual General Meeting which will be held on May 6, 2008 in Zug, Switzerland. Alcon distributed proxy materials to its shareholders on April 2, 2008, and it will distribute a new proxy form to shareholders incorporating these additional items.

"I welcome Novartis as a minority investor, and I believe the agreement validates Alcon's leadership and bright future in the attractive and growing eye care market," said Cary Rayment, Alcon's chairman, president and chief executive officer. "It is also a testament to all of our employees who have been responsible for making Alcon the global leader in the eye care market."

The purchase and sale transaction is subject to regulatory approvals.

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About Alcon

Alcon, Inc. is the world's leading eye care company, with sales of approximately $5.6 billion in 2007. Alcon, which has been dedicated to the ophthalmic industry for 60 years, researches, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contact lens care solutions and other vision care products that treat diseases, disorders and other conditions of the eye. Alcon's majority shareholder is Nestlé, S.A., the world's largest food company.

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Caution Concerning Forward-Looking Statements. This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any forward-

looking statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

__For information, contact__: Doug MacHatton Vice President Investor Relations and Strategic Communications 800-400-8599

www.alcon.com